SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

15 July 2002

02 JUL 22 AM 10:07

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

SUPPL

02042749

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

dlw 7/22

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Announcement Body Information:

On 12 July 2002 the Company was informed that the shareholding of FMR Corp. and Fidelity International Ltd (and their direct and indirect subsidiaries) in the Ordinary Shares of 65 5/19p each of Severn Trent Plc had decreased to 17,089,531 shares, representing 4.97% of the total issued share capital of that class. Their interest in these shares is non-beneficial and the shares were acquired solely for investment purposes.

www.severntrent.com